UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Gores Guggenheim, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

38286Q107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38286Q107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores Guggenheim Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,925,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 19,925,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Gores Guggenheim, Inc. (the “Issuer”) acquirable upon conversion of 19,925,000 shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”) of the Issuer.

CUSIP No. 38286Q107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GG Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,925,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 19,925,000 shares of Class A Common Stock acquirable upon conversion of 19,925,000 shares of Class F Common Stock owned directly by Gores Guggenheim Sponsor LLC (the “Sponsor”). GG Sponsor, LLC (“GG”) is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby. GG has a 50% pecuniary interest in the shares owned directly by Sponsor and disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its pecuniary interest therein.

CUSIP No. 38286Q107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,925,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 19,925,000 shares of Class A Common Stock acquirable upon conversion of 19,925,000 shares of Class F Common Stock owned directly by Sponsor. GG is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby. AEG Holdings, LLC (“AEG”) is the managing member of GG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by Sponsor. GG has a 50% pecuniary interest in the shares owned directly by Sponsor and each of GG and AEG disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its respective pecuniary interest therein.

CUSIP No. 38286Q107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,925,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 19,925,000 shares of Class A Common Stock acquirable upon conversion of 19,925,000 shares of Class F Common Stock owned directly by Sponsor. GG is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby. AEG is the managing member of GG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by Sponsor. Alec Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by Sponsor. GG has a 50% pecuniary interest in the shares owned directly by Sponsor and each of GG, AEG and Alec Gores disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its respective pecuniary interest therein.

CUSIP No. 38286Q107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GGP Sponsor Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,925,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 19,925,000 shares of Class A Common Stock acquirable upon conversion of 19,925,000 shares of Class F Common Stock owned directly by the Sponsor. GGP Sponsor Holdings, LLC (“GGP”) is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby. GGP has a 50% pecuniary interest in the shares owned directly by Sponsor and disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its pecuniary interest therein.

CUSIP No. 38286Q107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Andrew M. Rosenfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,925,000 (1)
	7	0
	8	SHARED DISPOSITIVE POWER 19,925,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,925,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 19,925,000 shares of Class A Common Stock acquirable upon conversion of 19,925,000 shares of Class F Common Stock owned directly by Sponsor. GGP is a managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby. Andrew M. Rosenfield is the manager of GGP and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by Sponsor. GGP has a 50% pecuniary interest in the shares owned directly by Sponsor and each of GGP and Mr. Rosenfield disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its respective pecuniary interest therein.

CUSIP No. 38286Q107

Item 1.	(a) Name of Issuer

Gores Guggenheim, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

6260 Lookout Road Boulder, CO 80301

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Gores Guggenheim Sponsor LLC (“Sponsor”), (ii) GG Sponsor, LLC, a managing member of Sponsor (“GG”), (iii) AEG Holdings, LLC, the managing member of GG (“AEG”), (iv) Alec Gores, the managing member of AEG (“Mr. Gores”), (v) GGP Sponsor Holdings, LLC (“GGP”), a managing member of Sponsor and (vi) Andrew M. Rosenfield, the manager of GGP (“Mr. Rosenfield” and, collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c) Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e) CUSIP Number

38286Q107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The following information is provided as of December 31, 2021:

Sponsor has shared voting and shared dispositive power with respect to 19,925,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 19,925,000 shares of Class F Common Stock, par value $0.0001 per share, of the Issuer (“Class F Common Stock”) held directly by Sponsor. The shares of Class F Common Stock are convertible into shares of Class A Common Stock of the Issuer at any time at the option of the holder on a one-for-one basis and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, in each case, subject to adjustment. GG has shared voting and shared dispositive power with respect to 19,925,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 19,925,000 shares of Class F Common Stock of the Issuer held directly by Sponsor. AEG has shared voting and shared dispositive power with respect to 19,925,000 shares of Class A Common Stock

CUSIP No. 38286Q107

acquirable by Sponsor upon conversion of 19,925,000 shares of Class F Common Stock of the Issuer held directly by Sponsor. Mr. Gores has shared voting and shared dispositive power with respect to 19,925,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 19,925,000 shares of Class F Common Stock held directly by Sponsor. GG has a 50% pecuniary interest in the shares owned directly by Sponsor and each of GG, AEG and Alec Gores disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its respective pecuniary interest therein.

GGP has shared voting and shared dispositive power with respect to 19,925,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 19,925,000 shares of Class F Common Stock of the Issuer held directly by Sponsor. Mr. Rosenfield has shared voting and shared dispositive power with respect to 19,925,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 19,925,000 shares of Class F Common Stock held directly by Sponsor. GGP has a 50% pecuniary interest in the shares owned directly by Sponsor and each of GGP and Andrew M. Rosenfield disclaims beneficial ownership of the shares owned directly by Sponsor except to the extent of its respective pecuniary interest therein.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2021:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 19,925,000 shares of Class A Common Stock.

(ii)	GG is the beneficial owner of 19,925,000 shares of Class A Common Stock.

(iii)	AEG is the beneficial owner of 19,925,000 shares of Class A Common Stock.

(iv)	Mr. Gores is the beneficial owner of 19,925,000 shares of Class A Common Stock.

(v)	GGP is the beneficial owner of 19,925,000 shares of Class A Common Stock.

(vi)	Mr. Rosenfield is the beneficial owner of 19,925,000 shares of Class A Common Stock.

(b)	Percent of class:

(i)	19.9% for Sponsor;

(ii)	19.9% for GG;

(iii)	19.9% for AEG;

(iv)	19.9% for Mr. Gores;

(v)	19.9% for GGP; and

(vi)	19.9% for Mr. Rosenfield.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 80,000,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for GG;

0 shares for AEG;

0 shares for Mr. Gores;

0 shares for GGP; and

0 shares for Mr. Rosenfield.

(ii)	shared power to vote or to direct the vote of:

19,925,000 shares for Sponsor;

19,925,000 shares for GG;

19,925,000 shares for AEG;

19,925,000 shares for Mr. Gores;

19,925,000 shares for GGP; and

19,925,000 shares for Mr. Rosenfield.

(iii)	sole power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for GG;

0 shares for AEG;

0 shares for Mr. Gores;

0 shares for GGP; and

0 shares for Mr. Rosenfield.

CUSIP No. 38286Q107

(iv)	shared power to dispose or to direct the disposition of:

19,925,000 shares for Sponsor;

19,925,000 shares for GG;

19,925,000 shares for AEG;

19,925,000 shares for Mr. Gores;

19,925,000 shares for GGP; and

19,925,000 shares for Mr. Rosenfield.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 38286Q107

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

GORES GUGGENHEIM SPONSOR LLC,

By: GG Sponsor, LLC, its managing member
By: AEG Holdings, LLC, its sole member

/s/ Alec Gores
Name: Alec Gores
Title: Managing Member and

By: GGP Sponsor Holdings LLC, its managing member

/s/ Andrew McBride
Name: Andrew McBride
Title: Attorney-in-Fact

GG SPONSOR, LLC

By: AEG Holdings, LLC, its sole member

/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

AEG HOLDINGS, LLC

/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

GGP SPONSOR HOLDINGS, LLC

/s/ Andrew McBride
Name: Andrew McBride
Title: Attorney-in-Fact

ANDREW M. ROSENFIELD

/s/ Andrew McBride
Name: Andrew McBride
Title: Attorney-in-Fact

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Gores Guggenheim Sponsor LLC	6260 Lookout Road Boulder, CO 80301	Delaware limited liability company

GG Sponsor, LLC	6260 Lookout Road Boulder, CO 80301	Delaware limited liability company

AEG Holdings, LLC	6260 Lookout Road Boulder, CO 80301	Delaware limited liability company

Alec Gores	c/o AEG Holdings, LLC 6260 Lookout Road Boulder, CO 80301	United States citizen

GGP Sponsor Holdings, LLC	c/o Gores Guggenheim, Inc 6260 Lookout Road Boulder, CO 80301	Delaware limited liability company

Andrew M. Rosenfield	c/o Gores Guggenheim, Inc. 6260 Lookout Road Boulder, CO 80301	United States citizen